

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

February 25, 2010

Mr. Mark A. Peterson
Chief Financial Officer
Entertainment Properties Trust
30 West Pershing Road, Suite 201
Kansas City, Missouri 64108

> **Re: Entertainment Properties Trust**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 24, 2009**
> **Schedule 14A**
> **Filed April 17, 2009**
> **Form 10-Q for the quarter ended March 31, 2009**
> **Filed May 7, 2009**
> **Form 10-Q for the quarter ended June 30, 2009**
> **Filed July 28, 2009**
> **Form 10-Q for the quarter ended September 30, 2009**
> **Filed November 5, 2009**
> **File No. 001-13561**

Dear Mr. Mark A. Peterson:

We have reviewed your response letter dated February 5, 2010 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Mortgage Notes and Other Notes Receivable, page 80

1. We note that your response to comment four appears to be based upon your analysis under FASB ASC 310-10-S99-4 (or SAB Topic 6.L). Please tell us how you considered FASB ASC 310-10-35-34 through 310-10-35-36 (EITF D-80) in your analysis. Discuss how you considered the requirements to include individual loans that were not considered impaired under FASB ASC 310-10 (or SFAS 114) in the assessment of a general allowance under FASB ASC 450-20 (or SFAS 5).

FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2009

Financial Statements and Notes

Note 5 – Investments in Mortgage Notes and Notes Receivable, page 18

2. We have read and considered your response to comment 13. We note in determining the value of the collateral, or land, underlying the notes receivable with Concord Resorts, LLC as of September 30, 2009, you used the appraisal that was used in determining the value of the land for the period ending April 30, 2009, as well as considering other current economic and market factors relating to the property through the date of the filing. Specifically explain to us the factors and the assumptions made to support your conclusion that the fair value of the land continued to be greater than the recorded notes receivable as of September 30, 2009. In your response, please also tell us the date of the appraisal.

3. Furthermore, to the extent that your notes receivables and/or loans are collateral dependent as defined in FASB ASC 310-10-20, please enhance your disclosure in future filings to discuss how the fair value of the collateral was determined for the respective period. Specifically, identify the type of collateral(s) underlying the receivable and the method used in determining the value of such collateral for the respective reporting period.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3472 if you have any questions.

Sincerely,

Yolanda Crittendon
Staff Accountant